Exhibit (a)(6)

Employee Change in Control (CiC) Severance and Equity Acceleration Program October 2, 2009

CiC Severance Benefits Severance Benefits Triggered if within 12 months after a CiC an employee is terminated without cause or resigns after a constructive termination Consists of three components: Severance payment Payment of COBRA premium Outplacement services Severance Payment Based on total target cash compensation, defined as salary plus bonus at target 6 months minimum 2 additional weeks for each year of service in excess of 6 years 9 months maximum (reached at 11 completed years of service)

CiC Severance Benefits (continued) Payment of COBRA Premium 6 months minimum Increases based on years of service up to a maximum of 9 months Outplacement Services Grades 1-10: 2 months of outplacement services Grades 11-15: 3 months of outplacement services Grades 16-19: 4 months of outplacement services

CiC Severance Payment & COBRA Schedule 9 Months 36 Weeks 10 years & 1 day to 11 years 8 Months 7 Months 6 Months Company-Paid COBRA 38 Weeks 11 years & 1 day or more 34 Weeks 9 years & 1 day to 10 years 32 Weeks 8 years & 1 day to 9 years 30 Weeks 7 years & 1 day to 8 years 28 Weeks 6 years & 1 day to 7 years 26 Weeks 6 or fewer years Severance Payment Years of Service

Equity Acceleration 100% of an outstanding option award would accelerate in connection with a CiC if either: The acquirer does not assume or provide a substitute for the option, or The acquirer assumes or provides a substitute for the option, but within 12 months after the CiC the employee is terminated without cause or resigns after a constructive termination 100% of an outstanding restricted stock award would accelerate in connection with a CiC if within 12 months after the CiC, the employee is terminated without cause or resigns after a constructive termination This is an increase from the current terms of outstanding equity awards, which would provide for 50% acceleration in these circumstances